

Mail Stop 3561

November 1, 2018

Rajesh K. Agrawal
Executive Vice President and Chief Financial Officer
The Western Union Company
7001 East Belleview Avenue
Denver, CO 80237

> **Re:** **The Western Union Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 001-32903**

Dear Mr. Agrawal:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products